Exhibit 17.1

John J. Waters

205 Micmac Lane

Jupiter, Florida 33458

May 15, 2013

Mr. Benjamin O’Connell

Chief Executive Officer

Authentidate Holding Corp.

Connell Corporate Center

300 Connell Drive, Suite 5100

Berkeley Heights, NJ 07922

Dear Ben,

Pursuant to my telephone conversation with Michael Goldstein, company’s legal counsel, on Sunday, May 12, 2013, I hereby resign from the Board of Directors of Authentidate Holding Corp. effective immediately. My reason for resigning is because of the following.

On Thursday, May 9, 2013, I chaired a Nominating Committee session to examine the qualifications of a potential Board candidate who was the President of a small healthcare technology company that provides patient support solutions to pharmaceutical, medical device and diagnostics companies. In my interview with this individual, what impressed me was that he was able to grow this company without incurring the usual startup losses that are typical in a small enterprise. Because of his experience in running a profitable company of similar size to Authentidate, I thought he would be an excellent addition to the Board of Directors. His nomination was unanimously approved by the Nominating Committee, which included the present Chairman of Authentidate’s Board, subject to his completion of a Director questionnaire which would have dealt with independence and conflict of interest matters. He orally represented to me that he did not anticipate any issues in both of these areas.

On Friday afternoon, May 10, 2013, I received a call from legal counsel who informed me that all Directors of the Nominating Committee had changed their minds and did not want to go forward with this nomination. In lieu of the significant operating losses of Authentidate, I disagreed with this decision because this individual had experience as a Chief Executive Officer of a small technology company and brought operating business experience to the Board. As a result of their decision I no longer wanted to continue my association with the company and I informed legal counsel on May 12, 2013 that I was resigning from the Board of Directors.

Another matter that came to my attention on Thursday evening May 9, 2013, is that we continue to pay the salary of a vice president of the company even though he is domiciled in Switzerland. I previously was informed that this was a temporary arrangement but learned that evening that this is not the case. In lieu of the company’s significant operating losses, in my opinion, this arrangement is not justified.

If I can be of any help in the future please do not hesitate to contact me.

Very truly yours,
/s/ John J. Waters
John J. Waters